Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF

POMDOCTOR LIMITED

A. Operating Results

Key Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s Internet industry in China, which include China’s overall economic growth and level of per capital disposable income, growth of mobile Internet usage and penetration rate. They are also affected by factors driving healthcare industry and online healthcare services in China, such as aging population, rising prevalence of chronic diseases, growing health awareness, governmental policies and initiatives affecting online healthcare industry and market and social acceptance of online healthcare services. As a result, unfavorable changes in any of these general factors could materially and adversely affect demand for our services and our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by the general factors set forth above, our results of operations are also more directly affected by specific factors relating to our business, including:

Our ability to increase user accounts and drive additional purchase from our online pharmacy

Our results of operation and future growth will largely depend on our ability to attract new users, create new transacting patient accounts and drive additional purchases from existing user accounts. We expect to achieve continuing growth in our Internet hospital business in the foreseeable future as we attract more users to our platform.

We are committed to providing superior user experience and services. In particular, our platform offers a wide selection of pharmaceutical and healthcare products at competitive prices, and we also provide timely and reliable delivery, convenient payment options and superior customer services. We offer a large number of products on our platform, which enables us to serve a large user base, expand our reach and coverage and in turn drive additional purchases. In addition, we have utilized and will continue to utilize our big data technology to better understand our users so that we could better serve their evolving needs and demands.

Our ability to further increase and leverage our scale of business

Our results of operations are directly affected by our ability to further increase and leverage our scale of business, particularly our online hospital business. As our business further grows in scale, we expect to obtain more favorable terms from suppliers, including pricing terms, credit period and volume-based rebates. In addition, we aim to create value for our suppliers by providing an effective and transparent channel for selling large volumes of their products online and by offering them valuable insights on market demand, customer preferences and supply chain information based on our vast user base. We believe the value propositions will also help us deepen our relationships with, and obtain favorable terms from, suppliers and reduce our procurement costs.

Our ability to enhance the coverage of our product offering to strengthen our customer base

We currently derive our revenues substantially from sales of pharmaceutical products to users under online hospital business, product sales to third-party pharmaceutical platforms or companies, and retail sales of drugs in our offline pharmacies. Accordingly, the breadth of our coverage of pharmaceutical products can greatly affect our revenues. We are currently expanding our supplier base to further enhance the coverage of our product offering. As of June 30, 2026, we collaborated with 724 suppliers offering 47,229 SKUs.

Our ability to promote our brand effectively and efficiently

As we operate in intensely competitive markets, we need to provide incentives to attract doctors and users, and conduct promotion and advertising activities to enhance our brand awareness. Our sales and marketing expenses are a significant component of our operating expenses, and they primarily consist of (i) contracted consultancy and professional service fees; (ii) service fees to doctors, (iii) promotion and advertising expenses, and (iv) staff cost in relation to marketing and business development activities. For the six months ended June 30, 2025 and 2026, sales and marketing expenses accounted for 15.9% and 41.3% of our total revenues, respectively.

Results of Operations

The following table sets forth our results of operations with line items in absolute amounts and as a percentage of our net revenues for the periods indicated:

	For the Six Months Ended June 30,
	2025		2026
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	174,470	100.0	185,000	27,266	100.0
Cost of revenues	146,152	83.8	159,727	23,541	86.3
Gross profit	28,318	16.2	25,273	3,725	13.7

Operating expenses:
Sales and marketing expenses	27,762	15.9	76,404	11,261	41.3
General and administrative expenses	10,495	6.0	75,472	11,123	40.8
Research and development expenses	1,480	0.8	106,274	15,663	57.4
Impairment loss on long-lived assets	2,041	1.2	456	67	0.2
Total operating expenses	41,778	23.9	258,606	38,114	139.7
Loss from operations	(13,460)	(7.7)	(233,333)	(34,389)	(126.0)
Other expense, net:
Other income	28	0.0	1,333	197	0.7
Other expense	(130)	(0.1)	(59)	(9)	0.0
Interest expense	(6,471)	(3.7)	(6,121)	(902)	(3.3)
Government grants	148	0.1	77	11	0.0
Total other expense, net	(6,425)	(3.7)	(4,770)	(703)	(2.6)
Loss before income tax	(19,885)	(11.4)	(238,103)	(35,092)	(128.6)
Income tax expenses	—	—	(67)	(10)	0.0
Net loss	(19,885)	(11.4)	(238,170)	(35,102)	(128.6)

Key Components of Results of Operations

Net Revenues

Net revenues consist of revenues from (i) internet hospital, including revenues generated from online consultation and prescription renewal services, and online pharmacy sales and (ii) pharmaceutical supply chain, including revenues generated from pharmacy retail sales and pharmacy wholesale. The following table sets forth a breakdown of our net revenues by type in absolute amounts and as a percentage of our net revenues for the periods indicated:

	For the Six Months Ended June 30,
	2025		2026
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues
Revenue from internet hospital	67,161	38.5	100,256	14,776	54.2
Revenue from pharmaceutical supply chain	107,309	61.5	84,744	12,490	45.8
Total	174,470	100.0	185,000	27,266	100.0

2

Cost of revenues

The following table sets forth a breakdown of our cost of revenues by type in absolute amounts and as a percentage of our net revenues for the periods indicated:

	For the Six Months Ended June 30,
	2025		2026
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
Internet hospital	39,985	22.9	76,292	11,244	41.2
Pharmaceutical supply chain	106,167	60.9	83,435	12,297	45.1
Total	146,152	83.8	159,727	23,541	86.3

Gross Profit

The following table sets forth a breakdown of our gross profit by type in absolute amounts and as a percentage of the net revenues for each business segment, or gross margin, for the periods indicated:

	For the Six Months Ended June 30,
	2025		2026
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Gross profit
Internet hospital	27,176	40.5	23,964	3,532	23.9
Pharmaceutical supply chain	1,142	1.1	1,309	193	1.5
Total	28,318	16.2	25,273	3,725	13.7

Operating expenses

Our operating expenses consist of (i) sales and marketing expenses, (ii) general and administrative expenses, (iii) research and development expenses, (iv) impairment loss on long-lived assets, and (v) impairment loss on long-term investment. The following table sets forth a breakdown of our operating costs and expenses both in absolute amounts and as a percentage of our net revenues for the periods indicated:

	For the Six Months Ended June 30,
	2025		2026
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	27,762	15.9	76,404	11,261	41.3
General and administrative expenses	10,494	6.0	75,473	11,123	40.8
Research and development expenses	1,480	0.8	106,274	15,663	57.4
Impairment loss on long-lived assets	2,041	1.2	456	67	0.2
Total	41,777	23.9	258,607	38,114	139.7

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Sales and marketing expenses. Sales and marketing expenses consist primarily of staff cost, service fees to doctors, share-based compensation paid to outsourced consultants for professional service to promote our brand and advertising and promotion costs. The service fees to doctors are marketing fees paid to doctors as (i) the doctors introduce patients to use our online platform, and (ii) the doctors provide prescription renewal to the patients which would bring revenues of product sales to us and we would pay certain percentage of such product sales to the doctors.

General and administrative expenses. General and administrative expenses consist primarily of share-based compensation paid to outsourced consultants for consultancy for investor relationship management, staff cost, office rent, audit fee and expected credit losses for accounts receivable and other receivables.

Research and development expenses. Research and development expenses consist primarily of staff cost, share-based compensation to an outsourced service provider for artificial intelligence and healthcare-related AI applications and information service fees.

Impairment loss on long-lived assets. Impairment of loss on long-lived assets represents primarily impairment loss on property and equipment and operating lease right-of-use assets.

Other income (expense), net

Other income consists primarily of government grants. Other expense mainly consists of interest expense, liquidated damages and donations.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017, which introduces the two-tiered profits tax rates regime. The bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong profits tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

PRC

Under the PRC Enterprise Income Tax Law effective from January 1, 2008 and its implementation rules, our PRC subsidiaries, are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.

Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% for three years. Guangzhou Qilekang Digital Health Medical Technology Co., Ltd. is certified as “high and new technology enterprises” under the relevant PRC laws and regulations, and accordingly, is eligible for a preferential income tax rate of 15% during 2024 to 2026.

4

Our remaining PRC entities were subject to enterprise income tax at a rate of 25% in 2023, 2024 and 2025. Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, and the Arrangement between Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, a 5% or 10% withholding tax is levied on dividends declared to foreign investors from China effective from January 1, 2008.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the six months ended June 30, 2025 and 2026, some of our PRC entities are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

We had no current or deferred income tax expenses or benefits for the six months ended June 30, 2025. We had current income tax expenses of RMB67.1 thousands (US$9.9 thousands) for the six months ended June 30, 2026.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Net revenues

	For the Six Months Ended June 30,
	2025	2026		Changes
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Internet hospital	67,161	100,256	14,776	33,095	4,878	49.3
Pharmaceutical supply chain	107,309	84,744	12,490	(22,565)	(3,326)	(21.0)
Total	174,470	185,000	27,266	10,530	1,552	6.0

Our net revenues increased by 6.0% from RMB174.5million for the six months ended June 30, 2025 to RMB185.0 million (US$27.3 million) for the six months ended June 30, 2026.

Net revenues from Internet hospital. Net revenues from Internet hospital increased by 49.3% from RMB67.2 million for the six months ended June 30, 2025 to RMB100.3 million (US$14.8 million) for the six months ended June 30, 2026, primarily attributable to the increase in revenues generated from online pharmacy sales. In the second half of 2025, we introduced a number of best-selling products with lower gross margins, which led to that revenue from our online pharmacy sales increased from RMB66.4 million for the six months ended June 30, 2025 to RMB99.5 million (US$14.7 million) for the six months ended June 30, 2026. Revenue from our online consultation service slightly increased from RMB0.7 million for the six months ended June 30, 2025 to RMB0.8 million (US$0.1 million) for the six months ended June 30, 2026.

Net revenues from pharmaceutical supply chain. Net revenues from pharmaceutical supply chain decreased by 21.0% from RMB107.3 million for the six months ended June 30, 2025 to RMB84.7 million (US$12.5 million) for the six months ended June 30, 2026, primarily driven by the decrease in our pharmacy wholesale business from RMB105.1 million for the six months ended June 30, 2025 to RMB81.9 million (US$12.1 million) for the six months ended June 30, 2026, as a result of our reduction cooperation with one big customer whose credit term was relatively longer than others, partially offset by newly obtained big customers. Our revenues from pharmacy retail sales slightly increased from RMB2.2 million for the six months ended June 30, 2025 to RMB2.8 million (US$0.4 million) for the six months ended June 30, 2026.

Cost of revenues

Our cost of revenues increased by 9.3% from RMB146.2 million for the six months ended June 30, 2025 to RMB159.7 million (US$23.5 million) for the six months ended June 30, 2026, primarily due to the increase in cost of revenues in online pharmacy sales from RMB40.0 million for the six months ended June 30, 2025 to RMB76.3 million (US$11.2 million) for the six months ended June 30, 2026, which was attribute to the increase in our net revenues from Internet hospital. The cost of revenues in pharmaceutical supply chain decreased from RMB106.2 million for the six months ended June 30, 2025 to RMB83.4 million (US$12.3 million) for the six months ended June 30, 2026, in line with the decline in the related revenues.

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Gross profit and gross profit margin

As a result of the foregoing, we recorded gross profit of RMB28.3 million and RMB25.3 million (US$3.7 million) for the six months ended June 30, 2025 and 2026, respectively. Our gross profit margin decreased from 16.2% for the six months ended June 30, 2025 to 13.7% for the six months ended June 30, 2026. The gross profit margin of our Internet hospital decreased from 40.5% for the six months ended June 30, 2025 to 23.9% for the six months ended June 30, 2026, mainly attributable to the increase in the online pharmacy sales of products with lower gross profit margin. The gross profit margin of our pharmaceutical supply chain slightly increased from 1.1% for the six months ended June 30, 2025 to 1.5% for the six months ended June 30, 2026.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased from RMB27.8 million for the six months ended June 30, 2025 to RMB76.4 million (US$11.3 million) for the six months ended June 30, 2026, primarily due to (i) the share-based compensation of approximately RMB46.4 million (US$6.8 million) to outsourced consultants for professional service to promote our brand; (ii) the increase in service fees to doctors of approximately RMB2.4 million (US$0.3 million), as a result of the growth in our Internet hospital business.

General and administrative expenses. Our general and administrative expenses increased from RMB10.5 million for the six months ended June 30, 2025 to RMB75.5 million (US$11.1 million) for the six months ended June 30, 2026, primarily due to (i) the share-based compensation to outsourced consultants for investor relationship management consultancy of approximately RMB64.8 million (US$9.6 million) incurred in 2026; (ii) the increase in staff costs of RMB1.0 million (US$0.1 million) as a result of the expansion of headcounts in general administrative function after initial public offering; (iii) a decrease in reversed allowance of credit losses of RMB0.7 million (US$0.1 million) for accounts receivable and other receivables, and offset by (iv) a decrease of RMB1.6 million (US$0.2 million) in consultancy and professional service fees, which had been higher prior to the completion of our initial public offering in October 2025, as the offering required more professional financial services.

Research and development expense. Our research and development expenses increased from RMB1.5 million for the six months ended June 30, 2025 to RMB106.3 million (US$15.7 million) for the six months ended June 30, 2026, primarily due to the share-based compensation to an outsourced service provider of RMB104.5 million (US$15.4 million), for a new project launched in the second half in 2025 to develop artificial intelligence and healthcare-related AI applications.

Impairment loss on long-lived assets. We recorded impairment loss on operating lease right-of-use assets with definite lives of RMB2.0 million and RMB0.5 million (US$0.07 million) for the six months ended June 30, 2025 and 2026, respectively. The decrease was due to fewer new leases entered into the first half in 2026.

Government grants

Our government grants decreased by 48.0%, from RMB148.0 thousands for the six months ended June 30, 2025 to RMB76.6 thousands (US$11.3 thousands) for the six months ended June 30, 2026, primarily due to the decrease in grants of RMB132.5 thousands (US$19.5 thousands) from local government for specialized and sophisticated small and medium-sized enterprises that produce new and unique products, and partially offset by the increase in subsidies of RMB56.0 thousands (US$8.3 thousands) received for employee social security contributions paid.

Income tax expenses

We incurred income tax expenses of nil and RMB67.1 thousands (US$9.9 thousands) for the six months ended June 30, 2025 and 2026, respectively.

Net loss

As a result of the foregoing, our net loss was RMB19.9 million and RMB238.2 million (US$35.1 million) for the six months ended June 30, 2025 and 2026, respectively. On November 28, 2025, we entered into service agreements with three suppliers to obtain specified consultancy and professional services to improve our marketing, administrative and research and development capabilities. In exchange for service acquired, we granted American depositary shares, or ADS to the suppliers. The aggregated amount for share-based compensation expenses was RMB215.7 million (US$31.8 million) for the six months ended June 30, 2026. Excluding the impact of share-based compensation expenses, our net loss for the first half of 2026 was increased by RMB2.6 million when comparing with that for the first half of 2025.

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B. Liquidity and Capital Resources

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash (used in) provided by operating activities	(14,988)	10,077	1,485
Net cash used in investing activities	(512)	(63)	(9)
Net cash provided by (used in) financing activities	13,588	(4,662)	(687)
Effect of exchange rate changes	7	(2,326)	(343)
Net (decrease) increase in cash and cash equivalents	(1,905)	3,026	446
Cash and cash equivalents at the beginning of the period	7,652	9,580	1,412
Cash and cash equivalents at the end of the period	5,747	12,606	1,858

To date, we have financed our operating and investing activities primarily through cash generated by historical equity and debt financing activities. We obtained loans from our related parties at interest rate between nil to 20.00%. We also obtained loans from certain financial institutions. Additionally, we received net proceeds of RMB139.9 million (US$20.0 million) from our initial public offering in October 2025. We had cash and cash equivalents of RMB9.6 million and RMB12.6 million (US$1.9 million) as of December 31, 2025 and June 30, 2026, respectively.

We incurred net losses of RMB19.9 million and RMB238.2 million (US$35.1 million) for the six months ended June 30, 2025 and 2026, respectively. Net cash used in operating activities was RMB15.0 million for the six months ended June 30, 2025, and net cash provided by operating activities RMB10.1 million (US$1.5 million) for the six months ended June 30, 2026. We had accumulated deficit of RMB2,476.0 million and RMB2,705.8 million (US$398.8 million) as of December 31, 2025 and June 30, 2026, respectively. The working capital deficit was RMB113.2 million and RMB137.2 million (US$20.2 million) as of December 31, 2025 and June 30, 2026, respectively. Our cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet our obligations as they become due for the next twelve months from the date of issuance of these consolidated financial statements. These factors raise substantial doubt about our ability to continue as a going concern.

Our liquidity is based on our ability to generate cash from operating activities, debt financing and capital contributions from our shareholders to fund its general operations and capital expansion needs. Our ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of June 30, 2026, the balance of cash and cash equivalents was RMB12.6 million (US$1.9 million), which cannot cover the current liabilities of RMB210.9 million (US$31.1million). Currently, we are working to improve our liquidity and capital sources mainly through borrowing from related parties and financial institutions.

However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditure, working capital, and other requirements. The consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty.

As of June 30, 2026, our cash and cash equivalents were held in mainland China and Hong Kong, denominated in Renminbi, U.S. dollars and Hong Kong dollars.

7

Substantially all of our net revenues have been, and we expect will likely to continue to be, denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash (used in) provided by operating activities primarily comprises our net loss and non-cash items, depreciation, change in expected credit losses, allowance, impairment, and adjusted by changes in working capital.

For the six months ended June 30, 2026, net cash provided by operating activities was RMB10.1 million (US$1.5 million), which was attributable to our net loss of RMB238.2 million (US$35.1 million), as adjusted by the reconciliation of net loss to net cash provided by operating activities, which primarily comprised of (i) share-based compensation of RMB215.6 million (US$31.8 million) to contracted consultancy and professional service providers, recognized according to the progress of their services; (ii) provision of allowance for inventory of RMB2.0 million (US$0.3 million); (iii) impairment loss on long-lived assets of RMB0.5 million (US$0.1 million); and (iv) changes in operating assets and liabilities, which was primarily the result of (a) a decrease in other receivables of RMB58.7 million (US$8.7 million), as we received refundable deposits from contracted consultancy and professional service providers due to their agreement cancellation; (b) an increase in amounts due to related parties of RMB3.6 million (US$0.5 million), primarily as a result of an increase of interest payable for the loans from related parties; (c) an increase in accrued liabilities of RMB3.6 million (US$0.5 million), which was primarily due to the increase in the service fee payable to the doctors and interest payables for the loan from a financial institution; (d) an increase in salary and welfare payable of RMB1.3 million (US$0.2 million); (e) a decrease in inventories of RMB0.6 million (US$0.1 million), offset by (f) an increase in accounts receivable of RMB25.3 million (US$3.7 million), which was primarily attributable to prolonged credit terms for one big customer in first quarter of 2026; (g) a decrease in accounts payable of RMB9.7 million (US$1.4 million), resulted from the decline in our pharmaceutical supply chain business; and (h) an increase in amounts due from related parties of RMB1.7 million (US$0.2 million), which was mainly attributable to newly incurred expenses paid on behalf of a related party in first half of 2026; (i) a decrease in advance from customers of RMB0.7 million (US$0.1 million); and (j) a decrease in operating lease liabilities of RMB0.5 million (US$0.1 million).

For the six months ended June 30, 2025, net cash used in operating activities was RMB15.0 million, which was primarily attributable to our net loss of RMB19.9 million, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised of (i) impairment loss on long-lived assets of RMB2.0 million; (ii) reversal in expected credit losses of RMB0.7 million; (iii) provision of allowance for inventory of RMB0.6 million; and (iv) changes in operating assets and liabilities, which was primarily the result of (a) an increase in amounts due to related parties of RMB5.6 million; (b) a decrease in inventories of RMB2.1 million; (c) a decrease in accounts receivable of RMB2.4 million; (d) an increase in accrued liabilities of RMB1.9 million; (e) a decrease in other receivables of RMB0.7 million; offset by (f) a decrease of other payables of RMB2.3 million; (g) an increase in advances to suppliers of RMB2.0 million; (h) an increase of amounts due from related parties of RMB1.8 million; (i) a decrease in refund liabilities of RMB1.8 million; (j) a decrease in operating lease liabilities of RMB1.0 million; and (k) a decrease in advance from customers of RMB0.8 million .

Investing activities

For the six months ended June 30, 2026, net cash used in investing activities was RMB63.1 thousands (US$9.3 thousands), which was primarily attributable to the payment for a long-term investment of RMB200.0 thousands (US$29.5 thousands) and the purchase for furniture and office equipment of RMB133.1 thousands (US$19.6 thousands), offset by the cash receipt from disposal of a motor vehicle of RMB270.0 thousands (US$39.8 thousands).

For the six months ended June 30, 2025, net cash used in investing activities was RMB512.2 thousands, which was primarily attributable to the payment for long-term investments of RMB510.0 thousands.

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Financing activities

For the six months ended June 30, 2026, net cash used in financing activities was RMB4.7 million (US$0.7 million), which primarily comprised (i) proceeds from short-term bank loans of RMB24.0 million (US$3.5 million), representing loans from Industrial Bank Co, Ltd., Bank of Communications and Bank of Jiujiang; (ii) proceeds from related parties of RMB16.0 million (US$2.4 million), representing loans from related parties; (iii) proceeds from long-term bank loans of RMB2.4 million (US$0.4 million), representing loans from Bank of Jiujiang; and (iv) proceeds from third parties of RMB1.3 million (US$0.2 million), representing loans from third parties; partially offset by (a) repayment of short-term bank loans of RMB26.3 million (US$3.9 million); (b) repayment to related parties of RMB18.9 million (US$2.8 million); and (c) repayment of long-term bank loans of RMB2.8 million (US$0.4 million).

For the six months ended June 30, 2025, net cash provided by financing activities was RMB13.6 million, which primarily comprised (i) proceeds from short-term bank loans of RMB29.0 million, representing loans from Industrial Bank Co, Ltd., Agricultural Bank of China and Bank of Guangzhou; (ii) proceeds from related parties of RMB24.8 million, representing loans from related parties; and (iii) proceeds from third parties of RMB1.6 million, representing loans from third parties; partially offset by (a) repayment of short-term bank loans of RMB29.3 million; (b) repayment to third parties of RMB6.0 million; (c) repayment to related parties of RMB5.7 million; and (d) repayment of long-term bank loans of RMB0.6 million.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2026.

Payment due for the twelve months ended June 30,	2027	2028	2029	2030	2031	Total future loan payments	Imputed interest	Total
Loans from bank and other financial institutions(1)	62,695	9,436	3,372	—	—	75,503	(453)	75,050
Loans from third parties	2,069	2,096	—	—	—	4,165	(378)	3,787
Loans from related parties(2)	20,105	6,615	6,615	6,615	359,376	399,326	(30,725)	368,601
Operating lease commitments	1,948	817	—	—	—	2,765	(77)	2,688
Total	86,817	18,964	9,987	6,615	359,376	481,759	(31,633)	450,126

Notes:

(1)	The long-term loan (including current portion) outstanding as of June 30, 2026 bore a weighted average interest rate of 4.23% per annum.

(2)	The majority of this balance is related to payable arising from cooperation with Focus Media. On August 10, 2021, we entered into tripartite agreements with Focus Media and Aixiangbao, a wholly-owned entity by Mr. Zhenyang Shi, pursuant to which, we are released from being the obligor to Focus Media under the liability but the obligor to Aixiangbao as Aixiangbao assumed the obligation on behalf of us in the amount of RMB221.0 million, and we agreed to repay such debt to Aixiangbao. On September 10, 2021, we reached an agreement with Aixiangbao, pursuant to which we will not be required to repay the liability for five years and after then Aixiangbao can only require us to repay the liability in a non-cash method, but we still have an obligation to repay such outstanding debt, with no interest bearing. In 2025, the agreement was renewed with maturity date of August 10, 2030.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2026.

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Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Going Concern

As discussed in Liquidity and Capital Resources, our cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet our obligations as they become due for the next twelve months after the date that the consolidated financial statements were available to be issued. These factors raise substantial doubt about our ability to continue as a going concern.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include as follows: (i) on August 3, 2026, we obtained a loan of RMB6.0 million (US$0.9 million USD) from the Guangzhou Rural Commercial Bank, which was required to be repaid on July 28, 2027 and with an annual interest rate of 3.5%. The loan was guaranteed by Zhenyang Shi, Li Xu and Qilekang Modern Logistics; (ii) From July 1, 2026, to September 29, 2026, we obtained loans of RMB2.1 million (US$0.3 million) in aggregate from Li Xu, which are non-interest bearing and due on demand; and (iii) we are attempting to improve our business profitability, our ability to generate sufficient cash flow from our operations to meet our operating needs on a timely basis, obtain additional working capital funds through debt and equity financings in order to meet its anticipated cash requirements. However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements.

We obtained loans from our related parties at interest rates between 0.00% to 20.00%. As of June 30, 2026, the amounts of loans from related parties, current portion, were RMB12.6 million (US$1.9 million), and the amounts of loans from related parties, noncurrent portion, were RMB356.0 million (US$52.5 million). Given that we will take measures as stated in the above management plan, the cash flows are sufficient to cover the costs of the loans from related parties and such financing would not impact on our ability to continue as a going concern.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percentage changes in the consumer price index for December 2025 and June 2026 were an increase of 0.8% and of 1.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. For example, certain operating expenses, such as employee compensation and rental and related expenses for office may increase as a result of higher inflation. We are not able to hedge our exposure to higher inflation in China.

C. Trend Information

Other than as disclosed elsewhere in this current report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2026 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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D. Critical Accounting Estimates

We have identified certain accounting estimates that are significant to the preparation of our historical financial information in accordance with the U.S. GAAP. Our management continually evaluates such estimates, assumptions, and judgments based on past experience and other factors, including industry practices and expectations of future events that we believe to be reasonable under the circumstances. There has not been any material deviation between our management’s estimates or assumptions and actual results, and we have not made any material changes to these estimates or assumptions for the six months ended June 30, 2025 and 2026. We do not expect any material changes in these estimates and assumptions in the foreseeable future.

Our significant accounting policies, which are important for an understanding of our financial position and results of operations, are set forth in detail in Note 3 to the unaudited condensed consolidated financial statements included in Exhibit 99.1 in this current report. Some of our accounting policies are considered to be critical as 1) they require us to apply estimates and assumptions as well as complex judgments relating to accounting items; and 2) the estimates and assumptions that we use and the judgments that we make in applying our accounting policies have a significant impact on our financial position and results of operations. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable; (iii) inventories, net; (iv) impairment of long-live assets; and (v) income tax. See Note 3 to our unaudited condensed consolidated financial statements for the disclosure of these accounting policies. Our critical accounting estimates include the following: (i) allowance for credit loss; (ii) reserve for inventories; (iii) impairment for long-lived assets; and (iv) valuation allowance for deferred tax assets.

Allowance for credit losses

Accounts receivables are stated at the historical carrying amount net of allowance for expected credit losses. We use the aging schedule method to calculate the expected credit losses and consider the reverent factors of the historical and future conditions of us to make reasonable estimation of the risk rate. Additionally, we make specific provision for credit losses based on any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. When facts subsequently become available to indicate that the allowance provided requires an adjustment, a corresponding adjustment is made to the allowance account as a change in estimate. For the six months ended June 30, 2025 and 2026, we reversed allowance of credit losses of RMB122,811 and RMB893 for accounts receivable, respectively. For the six months ended June 30, 2025 and 2026, we provided allowance of credit losses of RMB2,220 and RMB45,000 (US$6,632) for other receivables, respectively, and reversed allowance of credit losses of RMB601,758 and RMB51,000 (US$7,516) for other receivables, respectively.

As of June 30, 2026, the total allowance for financial assets was RMB2,926,063 (US$431,249). If change in various factors constituting the estimate of loss rate result in 10 percentage point increase/decrease in overall estimate loss rate, it would result in an increase/decrease of RMB292,606 (US$43,125) for the allowance for total financial assets.

Reserve for inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. We periodically review our inventory and records write-downs to inventories for losses and damages that are identified. We provide a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference, if any, between the cost of the inventory and its estimated realizable value. For the six months ended June 30, 2025 and 2026, the write-down of inventories was RMB599,926 and RMB2,002,377 (US$295,114), respectively.

As of June 30,2026, the reserve for inventories was RMB2,002,377 (US$295,114). If change in various factors constituting the estimate for the inventory obsolescence or excess quantities result in 10 percentage point increase/decrease in reserve rate, it would result in an increase/decrease of RMB200,238 (US$29,511) for the reserve for inventories.

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Impairment for long-lived assets

We evaluate long-lived assets, including property and equipment and operating lease right-of-use assets for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability is measured by comparing the carrying amount of the asset or asset group to the related projected undiscounted cash flows expected to result from the use of the assets or asset group and their eventual disposition, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the carrying amount of the assets or assets group exceeds the expected undiscounted cash flows, we would recognize an impairment loss based on the fair value of the assets or assets group. We recorded impairment loss on property and equipment and operating lease right-of-use assets of RMB2,200 and RMB2,039,099 for the six months ended June 30, 2025. We recorded impairment loss on property and equipment and operating lease right-of-use assets of RMB79,538 (US$11,722) and RMB376,982 (US$55,560) for the six months ended June 30, 2026.

Changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

Valuation allowance for deferred tax assets

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow FASB ASC Topic 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The valuation allowance was RMB105,750,054 (US$15,585,630) as of June 30, 2026.

The accounting standards clarify the accounting and disclosure requirements for uncertain tax positions and prescribe a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

Changes to the estimates for the tax consequences in future years can significantly affect the valuation allowance for deferred tax assets.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3 of our unaudited condensed consolidated financial statements included in Exhibit 99.1 in this current report.

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